Product Supplement No. STOCK STR-1
To prospectus dated July 31, 2015 and
prospectus supplement dated July 31, 2015,
each as may be amended

Registration Statement No. 333-206013
Dated August 4, 2015
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Strategic Accelerated Redemption Securities® Linked to One or More Equity Securities

- Strategic Accelerated Redemption Securities® (the "**notes**") are unsecured senior notes issued by Deutsche Bank AG. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Deutsche Bank AG.

- The notes do not guarantee the return of principal at maturity, and we will not pay interest on the notes. Instead, the return on the notes will be based on the performance of an underlying "**Market Measure**," which will be either the common equity securities or American Depositary Receipts ("**ADRs**") of a company other than us, the agents, and our respective affiliates (the "**Underlying Stock**"). The Market Measure may also consist of a "**Basket**" of two or more Underlying Stocks.

- The notes will be automatically called if the Observation Level on any Observation Date is greater than or equal to the Call Level (each as defined below). If called, you will receive a cash payment per unit (the "**Call Amount**") that equals the principal amount plus the applicable Call Premium (as defined below).

- At maturity, if the notes have not been called, and if the Ending Value is greater than or equal to the Threshold Value (each as defined below), you will receive a cash payment per unit (the "**Redemption Amount**") that equals the principal amount. However, if the Ending Value is less than the Threshold Value, you will be subject to 1-to-1 downside exposure to the decrease of the Market Measure below the Threshold Value. In such a case, you will lose some or a significant portion of the principal amount of your notes.

- This product supplement describes the general terms of the notes, the risk factors to consider before investing, the general manner in which they may be offered and sold, and other relevant information.

- For each offering of the notes, we will provide you with a pricing supplement (which we refer to as a "**term sheet**") that will describe the specific terms of that offering, including the specific Market Measure, the Call Level, the Call Amount and the Call Premium for each Observation Date, the Threshold Value, the Observation Dates, the Call Settlement Dates and certain risk factors. The term sheet will identify, if applicable, any additions or changes to the terms specified in this product supplement.

- The notes will be issued in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The term sheet may also set forth a minimum number of units that you must purchase.

- Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

- Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**MLPF&S**") and one or more of its affiliates may act as our agents (the "**agents**") to offer the notes and, unless otherwise specified in the applicable term sheet, will act in a principal capacity in such role.

*The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "**FDIC**") or any other U.S. or foreign governmental agency or instrumentality.*

*Potential purchasers of the notes should consider the information in "Risk Factors" beginning on page PS-7 of this product supplement, page PS-5 of the prospectus supplement and page 12 of the prospectus. **You may lose some or a significant portion of your investment in the notes.***

*Neither the Securities and Exchange Commission (the "**SEC**") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement and the accompanying prospectus supplement and prospectus, or any related term sheet. Any representation to the contrary is a criminal offense.*

Merrill Lynch & Co.

TABLE OF CONTENTS

Page

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"Strategic Accelerated Redemption Securities®" is a registered service mark of Bank of America Corporation, the parent corporation of MLPF&S.

SUMMARY

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product supplement, the prospectus supplement, and the prospectus, as well as the applicable term sheet. Neither we nor MLPF&S have authorized any other person to provide you with any information different from the information set forth in these documents. If anyone provides you with different or inconsistent information about the notes, you should not rely on it.

Key Terms:

General: The notes are our direct, unconditional, unsecured and unsubordinated obligations and will rank on parity with the claims of all our other unsecured creditors other than those claims which are expressly preferred by law of the jurisdiction of our incorporation or, in the case of notes issued by Deutsche Bank AG through a branch, the law of the jurisdiction where the branch is established. The notes are not deposits or savings accounts and are not insured or guaranteed by the FDIC or any other U.S. or foreign governmental agency or instrumentality. **Any payments due on the notes, including any repayment of principal, will be subject to our credit risk and to any resolution measure (as described in the prospectus) imposed by our competent resolution authority.**

The return on the notes will be based on the performance of a Market Measure, and there is no guaranteed return of principal at maturity. Therefore, you may lose some or a significant portion of your investment if the notes are not automatically called prior to maturity, and the value of the Market Measure decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

Each issue of the notes will mature on the date set forth in the applicable term sheet, unless the notes are automatically called on an earlier date. You should be aware that the automatic call feature may shorten the term of an investment in the notes, and you must be willing to accept that your notes may be called prior to maturity. The notes may also be redeemed by us at an earlier date under the limited circumstances as set forth in the section "Description of the Notes — Anti-Dilution Adjustments — Reorganization Events." You will not receive any interest payments.

Market Measure: The common equity securities of a company (the "**Underlying Company**") represented either by a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or by ADRs registered under the Exchange Act.

The Market Measure may consist of a group, or "**Basket**," of Underlying Stocks. We refer to each Underlying Stock included in any Basket as a "**Basket Stock**." If the Market Measure to which your notes are linked is a Basket, the Basket Stocks will be set forth in the applicable term sheet.

If set forth in the applicable term sheet, the Market Measure may consist of two or more Underlying Stocks, with the determination of whether the notes are automatically called, or if the notes are not automatically called, the payment at maturity, made based on the worst performing of those Underlying Stocks.

Automatic Call: The notes will be automatically called on an Observation Date if the Observation Level of the Market Measure on that Observation Date is greater than or equal to the Call Level. If not automatically called, see "Redemption Amount at Maturity" below.

Call Amount:	If your notes are called on an Observation Date, you will receive the Call Amount applicable to that Observation Date. The Call Amount will be equal to the principal amount per unit plus the applicable "**Call Premium**." Each Call Premium will be a percentage of the principal amount and will be set forth in the applicable term sheet. The Call Amount, if payable, will be payable on the applicable "**Call Settlement Date**" set forth in the applicable term sheet.
Market Measure Performance:	The performance of the Market Measure will be measured according to the percentage change of the Market Measure from its Starting Value to its Observation Level or Ending Value, as applicable.

Unless otherwise specified in the applicable term sheet:

The "**Starting Value**" will be the price of the Underlying Stock on the date when the notes are priced for initial sale to the public (the **"pricing date"**), determined as set forth in the applicable term sheet.

If the Market Measure consists of a Basket, the Starting Value will be equal to 100. See "Description of the Notes—Basket Market Measures."

The "**Call Level**" will be a value of the Market Measure that equals a specified percentage (100% or more) of the Starting Value.

The "**Threshold Value**" will be a value of the Market Measure that equals a specified percentage (100% or less) of the Starting Value. The Threshold Value will be determined on the pricing date and set forth in the term sheet. If the Threshold Value is equal to 100% of the Starting Value, you will be exposed to any decrease in the value of the Market Measure from the Starting Value to the Ending Value on a 1-to-1 basis, and you may lose all of your investment in the notes.

The "**Observation Level**" will equal the Closing Market Price (as defined below) of the Underlying Stock on the applicable Observation Date multiplied by the Price Multiplier (as defined below) on that day. The "**Observation Dates**" will be set forth in the applicable term sheet, subject to postponement in the event of Market Disruption Events. See "Description of the Notes—Automatic Call."

The "**Ending Value**" will equal the Observation Level on the final Observation Date.

If the Market Measure consists of a Basket, each Observation Level and the Ending Value will be the value of the Basket on the applicable Observation Date, determined as described in "Description of the Notes—Basket Market Measures—Observation Level of the Basket."

If a Market Disruption Event (as defined below) occurs and is continuing on an Observation Date or, if certain other events occur, the calculation agent will determine the Observation Level and/or Ending Value as set forth in the section "Description of the Notes—Automatic Call" or "—Basket Market Measures—Observation Level of the Basket," as applicable. |
| **Price Multiplier:** | Unless otherwise set forth in the applicable term sheet, the "**Price Multiplier**" for each Underlying Stock will be 1, and will be subject to adjustment for certain corporate events relating to an Underlying Stock described below under "Description of the Notes—Anti-Dilution Adjustments." |

Redemption Amount at Maturity: If the notes are not automatically called, at maturity, you will receive a Redemption Amount equal to the principal amount if the Ending Value is greater than or equal to the Threshold Value. If the Ending Value is less than the Threshold Value, you will be subject to 1-to-1 downside exposure to the decrease of the Market Measure below the Threshold Value, and will receive a Redemption Amount that is less than the principal amount. If the Threshold Value is equal to 100% of the Starting Value, the Redemption Amount could be zero and you may lose all of your investment in the notes.

Any payments due on the notes, including any repayment of principal, are subject to our credit risk as issuer of the notes.

The Redemption Amount, denominated in U.S. dollars, will be calculated as follows:


Is the Ending Value greater than or equal to the Threshold Value?
Yes
You will receive the principal amount per unit.
No

You will receive per unit:

$$\text{Principal Amount} - \left[\text{Principal Amount} \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

Principal at Risk: You may lose some or a significant portion of the principal amount of the notes. Further, if you sell your notes prior to maturity, you may find that the market value per note is less than the price that you paid for the notes.

Calculation Agent: The calculation agent will make all calculations and determinations associated with the notes. Unless otherwise set forth in the applicable term sheet, we or one or more of our affiliates, acting independently or jointly with MLPF&S, will act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as calculation agent for the notes. See the section entitled "Description of the Notes—Role of the Calculation Agent."

Agents: MLPF&S and one or more of its affiliates will act as our agents in connection with each offering of the notes and will receive an underwriting discount based on the number of units of the notes sold. None of the agents is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase the notes.

Listing: Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

ERISA Considerations: See "Benefit Plan Investor Considerations" beginning on page PS-46 of the prospectus supplement.

This product supplement relates only to the notes and does not relate to any Underlying Stock described in any term sheet. You should read carefully the entire prospectus, prospectus supplement, and product supplement, together with the applicable term sheet, to understand fully the terms of your notes, as well as the tax and other considerations important to you in making a decision about whether to invest in any notes. In particular, you should review carefully the section in this product supplement entitled "Risk Factors," which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this product supplement is inconsistent with the prospectus or prospectus supplement, this product supplement will supersede those documents. However, if information in any term sheet is inconsistent with this product supplement, that term sheet will supersede this product supplement. You should carefully review the applicable term sheet to understand the specific terms of your notes.

Neither we nor any agent is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. This product supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes to anyone and are not soliciting an offer to buy these notes from anyone in any jurisdiction where the offer or sale is not permitted.

Certain capitalized terms used and not defined in this product supplement have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to "we," "us," "our," or similar references are to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any notes.

RISK FACTORS

Your investment in the notes is subject to investment risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks, including those discussed below, together with the risk information contained in the prospectus supplement, the prospectus and the relevant term sheet, in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the material terms of the notes or investments in equity or equity-based securities in general.

General Risks Relating to the Notes

If the notes are not automatically called, your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the notes at maturity. The return on the notes will be based on the performance of the Market Measure. If the notes are not called and the Ending Value is less than the Threshold Value, then you will receive a Redemption Amount at maturity that will be less than the principal amount of your notes. In this circumstance, you will lose some or a significant portion of your investment. If the Threshold Value is equal to 100% of the Starting Value, the Redemption Amount could be zero and you may lose all of your investment in the notes.

Your return on the notes may be less than the yield on a conventional fixed or floating rate debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return will be limited to the applicable Call Premium and may be less than a comparable investment directly in the Market Measure. Your return on the notes will never exceed the applicable Call Premium, regardless of the extent of the increase in the value of the Market Measure. Furthermore, if the notes are automatically called, you will not be able to participate in any subsequent increase in any Underlying Stock. In contrast, a direct investment in an Underlying Stock would allow you to receive the full benefit of any appreciation in the value of that Underlying Stock.

In addition, unless otherwise set forth in the applicable term sheet or in this product supplement under "Description of the Notes—Anti-Dilution Adjustments," the Observation Levels and the Ending Value will not reflect the value of dividends paid, or distributions made, on any Underlying Stock, or any other rights associated with any Underlying Stock. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of any Underlying Stock.

Reinvestment Risk. Because the notes could be called as early as the first Observation Date, the term of the notes could be short. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

The notes are subject to the credit of Deutsche Bank AG and actual or perceived changes in Deutsche Bank AG's creditworthiness are expected to affect the value of the notes. The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG's credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG's credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations or become subject to a Resolution Measure (as defined below), you might not receive any amount owed to you under the terms of the notes and you could lose your entire investment.

The notes may become subordinated to the claims of other creditors, be written down, be converted or become subject to other resolution measures. You may lose some or all of your investment if any such measure becomes applicable to us. On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the "**Bank Recovery and Resolution Directive**"). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (*Sanierungs- und Abwicklungsgesetz*, or the **"Resolution Act"**), which became effective on January 1, 2015. Pursuant to the Resolution Act, the notes are subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A "**Resolution Measure**" may include: writing down, including to zero, any payments on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling the notes. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. **You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.**

We expect additional Resolution Measures to become applicable to us when the European regulation of July 15, 2014 relating to the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (commonly referred to as the "**SRM Regulation**") becomes effective on January 1, 2016. On May 26, 2015, the German Federal Government published a draft bill of a Resolution Mechanism Act (*Abwicklungsmechanismusgesetz*). One of this law's primary purposes would be to conform German law to the SRM Regulation. In addition, the draft bill proposes that in the event of an insolvency proceeding senior unsecured debt instruments would by operation of law rank junior to all other outstanding unsecured unsubordinated obligations, but in priority to all contractually subordinated instruments. The proposed subordination would not apply if the terms of the senior unsecured debt instruments provide that (i) the repayment amount depends on the occurrence or non-occurrence of a future event, or will be settled in kind, or (ii) the interest amount depends on the occurrence or non-occurrence of a future event, unless it depends solely on a fixed or variable reference interest rate and will be settled in cash. Instruments that are typically traded on money markets would not be subject to the proposed subordination. The proposed order of priorities would apply to insolvency proceedings commenced on or after January 1, 2016. If enacted, the proposed subordination of senior unsecured debt instruments could apply to the notes, which would most likely result in a larger share of loss being allocated to the notes in the event of an insolvency proceeding or the imposition of any Resolution Measures by the competent resolution authority. The final version of the Resolution Mechanism Act may provide for additional Resolution Measures that may become applicable to us. Furthermore, if we become subject to German insolvency proceedings, the trustee and the holders of the notes that are subordinated by operation of law will have no right to file a claim against us unless the competent insolvency court allows the filing of subordinated claims.

By acquiring the notes, you would have no claim or other right against us arising out of any subordination or other Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes or the senior indenture or give you any other right to accelerate or terminate the notes. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act of 1939, as amended, and by applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. **Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.**

Our initial estimated value of the notes will be determined based on an internal funding rate and our pricing models, which may not be comparable to the initial estimated values of similar notes of other financial institutions. The initial estimated value of the notes, which will be set forth in the applicable term sheet, is an estimate only, determined as of a particular point in time by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities of comparable maturity. As a result of this difference, the initial estimated value of the notes would likely be lower if it were based on the rate we would pay when we issue conventional debt securities of comparable maturity. This difference in funding rate, as well as the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes an expected hedging related charge), reduces the economic terms of the notes to you.

Our internal pricing models consider relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our pricing models are proprietary and rely in part on certain forecasts about future events, which may prove to be incorrect. Because our pricing models may differ from other financial institutions' valuation models, and because funding rates taken into account by other financial institutions (including those with similar creditworthiness) may vary materially from the internal funding rate used by us, our initial estimated value of the notes may not be comparable to the initial estimated values of similar notes of other financial institutions.

The public offering price you pay for the notes will exceed the initial estimated value. The difference is due to the inclusion in the public offering price of the underwriting discount and the estimated cost of hedging our obligations under the notes (which includes an expected hedging related charge). These factors are expected to reduce the price at which you may be able to sell the notes in any secondary market and, together with various credit, market and economic factors over the term of the notes, including changes in the value of the Market Measure, will affect the value of the notes in complex and unpredictable ways.

The initial estimated value of the notes on the pricing date does not represent the price at which we, MLPF&S, or any of our respective affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we, MLPF&S, or any of our respective affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the public offering price and the initial estimated value of the notes on the pricing date. MLPF&S has advised us that any repurchases by them or their affiliates are expected to be made at prices determined by reference to their pricing models and at their discretion. These prices will reflect MLPF&S's trading commissions and mark-ups and may differ materially from the initial estimated value of the notes determined by reference to our internal funding rate and pricing models.

We cannot assure you that there will be a trading market for your notes. If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the value of the Market Measure. The number of potential buyers of your notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We anticipate that one or more of the agents will act as a market-maker for the notes that it offers, but none of them is required to do so and may cease to do so at any time. Any price at which an agent may bid for, offer, purchase, or sell any of the notes may be higher or lower than the applicable public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which those notes might otherwise trade in the market. In addition, if at any time any agent were to cease acting as a market-maker for any issue of the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which those notes could be sold likely would be lower than if an active market existed.

Unless otherwise stated in the term sheet, we will not list the notes on any securities exchange. Even if an application were made to list your notes, we cannot assure you that the application will be approved or that your notes will be listed and, if listed, that they will remain listed for their entire term. The listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

The amount you receive at maturity as well as the determination of whether the notes are automatically called will not reflect changes in the value of the Market Measure other than on the applicable Observation Date. Changes in the value of the Market Measure during the term of the notes other than on the applicable Observation Date will not be used to determine whether the notes will be automatically called or reflected in the calculation of the Redemption Amount. To make that determination or calculation, the calculation agent will refer only to the value of the Market Measure on the applicable Observation Date. No other values of the Market Measure will be taken into account. As a result, even if the value of the Market Measure has increased at certain times during the term of the notes, your notes will not be called if the Observation Level on each Observation Date is less than the Call Level, and you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value.

If your notes are linked to a Basket, changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks. The Market Measure of your notes may be a Basket. In such a case, changes in the prices of one or more of the Basket Stocks may not correlate with changes in the prices of one or more of the other Basket Stocks. The prices of one or more Basket Stocks may increase, while the prices of one or more of the other Basket Stocks may decrease or not increase as much. Therefore, in calculating the value of the Market Measure at any time, increases in the price of one Basket Stock may be moderated or wholly offset by decreases or lesser increases in the prices of one or more of the other Basket Stocks. If the weightings of the applicable Basket Stocks are not equal, adverse changes in the prices of the Basket Stocks which are more heavily weighted could have a greater impact upon your notes.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The limited protection against the risk of losses provided by the Threshold Value, if any, will only apply if you hold the notes to maturity. You have no right to have your notes redeemed at your option prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor's expected impact on the market value of the notes, assuming all other conditions remain constant.

- **Value of the Market Measure.** We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the value of the Market Measure. In general, it is expected that the market value of the notes will decrease as the value of the Market Measure decreases, and increase as the value of the Market Measure increases. However, as the value of the Market Measure increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate. If you sell your notes when the value of the Market Measure is less than, or not sufficiently above, the applicable Starting Value or Call Level, then you may receive less than the principal amount of your notes.

  In addition, because the return on the notes will never exceed the applicable Call Premium, we do not expect that the notes will trade in any secondary market prior to any Observation Date at a price that is greater than the applicable Call Amount.

- **Volatility of the Market Measure.** Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of the notes. Even if the value of the Market Measure increases after the applicable pricing date, if you are able to sell your notes before their maturity date, you may receive substantially less than the amount that would be payable upon an automatic call or at maturity based on that value because of the anticipation that the value of the Market Measure will continue to fluctuate until the notes are automatically called or the final Observation Date.

- **Economic and Other Conditions Generally.** The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect stock markets generally, may affect the value of the Market Measure and the market value of the notes.

- **Interest Rates.** We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. The level of interest rates also may affect the U.S. economy and any applicable market outside of the U.S., and, in turn, the value of the Market Measure, and, thus, the market value of the notes may be adversely affected. If any Underlying Stock is an ADR, the level of interest rates in the relevant foreign country may affect the economy of that foreign country and, in turn, the value of the ADR, and, thus, the market value of the notes may be adversely affected.

- **Dividend Yields.** In general, if the cumulative dividend yield on any Underlying Stock increases, we anticipate that the market value of the notes will decrease; conversely, if that dividend yield decreases, we anticipate that the market value of your notes will increase.

- **Our Financial Condition and Creditworthiness.** Our actual or perceived creditworthiness, including any actual or anticipated downgrades in our credit ratings and any increases in our credit spreads, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, an improvement in our creditworthiness will not necessarily increase the market value of the notes.

- **Time to Maturity or Next Observation Date.** There may be a disparity between the market value of the notes prior to maturity or prior to an Observation Date (except the final Observation Date), as applicable, and their value at maturity or as of the next Observation Date. This disparity is often called a time "value," "premium," or "discount," and reflects expectations concerning the value of the Market Measure during the term of the notes. To the extent that the market expects the notes to be called on an Observation Date, as the time to that Observation Date decreases, the disparity may decrease, such that the market value of the notes will approach the expected Call Amount to be paid on the applicable Call Settlement Date. If the market does not expect the notes to be called, as the time to the final Observation Date decreases, the market value of the notes will approach the expected Redemption Amount to be paid at maturity.

Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value. We, the agents, and our respective affiliates may buy or sell shares of any Underlying Stock, futures, options contracts or exchange-traded instruments on any Underlying Stock, or other listed or over-the counter derivative instruments whose value is derived from any Underlying Stock. We, the agents, or our respective affiliates may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of any Underlying Stock and, in turn, the value of a Market Measure in a manner that could be adverse to your investment in the notes. On or before the applicable pricing date, any purchases or sales by us (including those for the purpose of hedging some or all of our anticipated exposure in connection with the notes), the agents, and our respective affiliates, or others on our or their behalf may increase the value of an Underlying Stock. Consequently, the value of the Market Measure may decrease subsequent to the pricing date of an issue of the notes, adversely affecting the market value of the notes.

We, the agents, or one or more of our respective affiliates expect to also engage in hedging activities that could increase the value of the Market Measure on the applicable pricing date (including the Starting Value), and therefore effectively establish a higher level that the Market Measure must achieve for you to obtain a positive return on your investment or avoid a loss of some or a significant portion of your initial investment at maturity. In addition, these activities, including the unwinding of the hedge near or on an Observation Date, may decrease the market value of your notes prior to maturity, including on that Observation Date, and may affect whether the notes will be called on that Observation Date or may adversely affect the Redemption Amount. We, the agents, or one or more of our respective affiliates may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes and may pursue a dynamic hedging strategy which may involve taking long or short positions in one or more Underlying Stocks or instruments whose value is derived from an Underlying Stock. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the value of the Market Measure, the market value of your notes prior to maturity, whether the notes will be called, or the Redemption Amount.

Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may create conflicts of interest with you. We, the agents, or one or more of our respective affiliates may engage in trading activities related to an Underlying Stock that are not for your account or on your behalf. We, the agents, or one or more of our respective affiliates also may issue or underwrite other financial instruments with returns based upon one or more Underlying Stocks. The foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies related to the notes. In addition, in the ordinary course of their business activities, the agents and their affiliates may hold and trade our or our affiliates' debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Certain of the agents or their affiliates may also have a lending relationship with us. In order to hedge such exposure, the agents may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates' securities, including potentially the notes. Any such short positions could adversely affect future trading prices of the notes. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the agents and our respective affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the value of the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the agents, and our respective affiliates expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the agents, or our respective affiliates also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of a particular issue of the notes. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the applicable Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agents, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. We or one of our affiliates may be the calculation agent or act as joint calculation agent for the notes and, as such, will determine the Starting Value, the Call Level, the Threshold Value, the Observation Level on each Observation Date, the Ending Value, the Price Multiplier(s), the Closing Market Price(s), whether the notes will be called, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between our status as issuer of the notes and our responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a Market Disruption Event has occurred, or in connection with judgments that the calculation agent would be required to make if certain corporate events occur with respect to an Underlying Stock. See the sections entitled "Description of the Notes—Market Disruption Events" and "—Anti-Dilution Adjustments." The calculation agent will be required to carry out its duties in good faith and in a commercially reasonable manner. However, because we may serve as the calculation agent, potential conflicts of interest could arise.

In addition, we may appoint MLPF&S or one of its affiliates to act as the calculation agent or as joint calculation agent for the notes. As the calculation agent or joint calculation agent, MLPF&S or one of its affiliates will have discretion in making various determinations that affect your notes. The exercise of this discretion by the calculation agent could adversely affect the value of your notes and may present the calculation agent with a conflict of interest of the kind described under "—Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value" and "—Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may create conflicts of interest with you" above.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described in the section of this product supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of your ownership and disposition of the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. **You should review the discussion under "U.S. Federal Income Tax Consequences" and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

Risks Relating to an Underlying Stock

You must rely on your own evaluation of the merits of an investment linked to the applicable Underlying Stock(s). In the ordinary course of business, we, the agents, and/or our respective affiliates may have expressed views on expected movements in an Underlying Stock, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to an Underlying Stock may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning an Underlying

Stock from multiple sources, and you should not rely on our views or the views expressed by these entities.

You will have no rights as a security holder, you will have no rights to receive any shares of any Underlying Stock, and you will not be entitled to dividends or other distributions by any Underlying Company. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any Underlying Stock. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to any Underlying Stock. As a result, the return on your notes may not reflect the return you would realize if you actually owned shares of any Underlying Stock and received the dividends paid or other distributions made in connection with them. Your notes will be paid in cash and you have no right to receive any shares of any Underlying Stock.

If shares of an Underlying Company are also listed on a foreign exchange, your return may be affected by factors affecting international securities markets. The value of securities traded outside of the U.S. may be adversely affected by a variety of factors relating to the relevant securities markets. Factors which could affect those markets, and therefore the return on your notes, include:

- **Market Liquidity and Volatility.** The relevant foreign securities markets may be less liquid and/or more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets.

- **Political, Economic, and Other Factors.** The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial, and social factors in those regions. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. In addition, recent or future changes in government, economic, and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws, or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. The relevant foreign economies may differ from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources, and self-sufficiency.

  In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of capital markets and tax systems. In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets, and/or nationalization of their businesses. The economic and financial data about some of these countries may be unreliable. Additionally, the accounting, auditing and financial reporting standards and requirements applicable to companies in foreign countries may differ from those applicable to U.S. reporting companies.

We and the agents do not control any Underlying Company and have not verified any disclosure made by any Underlying Company. We, the agents, and/or our respective affiliates currently, or in the future, may engage in business with any Underlying Company, and we, the agents, and/or our respective affiliates may from time to time own securities of any Underlying Company. However, none of us, the agents, or any of our respective affiliates has the ability to control the actions of any Underlying Company or has undertaken any independent review of, or made any due diligence inquiry with respect to, any Underlying Company. You should make your own investigation into each Underlying Company and Underlying Stock.

Our business activities and those of the agents relating to any Underlying Company or the notes may create conflicts of interest with you. We, the agents, and/or our respective affiliates, at the time of any offering of the notes or in the future, may engage in business with any Underlying Company, including making loans to, equity investments in, or providing investment banking, asset management, or other services to the Underlying Company, its affiliates, and its competitors.

In connection with these activities, any of these entities may receive information about those companies that we will not divulge to you or other third parties. We, the agents, and/or our respective affiliates have published, and in the future may publish, research reports on one or more of these companies. The agents may also publish research reports relating to our or our affiliates' securities, including the notes. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes. Any of these activities may affect the value of the Market Measure and, consequently, the market value of your notes. None of us, the agents, or any of our respective affiliates makes any representation to any purchasers of the notes regarding any matters whatsoever relating to any Underlying Company. Any prospective purchaser of the notes should undertake an independent investigation of each Underlying Company to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The selection of an Underlying Stock does not reflect any investment recommendations from us, the agents, or our respective affiliates.

No Underlying Company will have any obligations relating to the notes and we will not perform any due diligence procedures with respect to any Underlying Company. No Underlying Company will have any financial or legal obligation with respect to the notes or the amounts to be paid to you, including any obligation to take our needs or the needs of noteholders into consideration for any reason, including taking any corporate actions that might affect the value of any Underlying Stock or the value of the notes. No Underlying Company will receive any of the proceeds from any offering of the notes, and no Underlying Company will be responsible for, or participate in, the offering of the notes. No Underlying Company will be responsible for, or participate in, the determination or calculation of the amount receivable by holders of the notes.

None of us, the agents, or any of our respective affiliates will conduct any due diligence inquiry with respect to any Underlying Stock in connection with an offering of the notes. Neither we nor any agent has made any independent investigation as to the completeness or accuracy of publicly available information regarding any Underlying Company or as to the future performance of any Underlying Stock. Any prospective purchaser of the notes should undertake such independent investigation of any Underlying Company as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

The payments on the notes will not be adjusted for all corporate events that could affect an Underlying Company. The Price Multiplier(s), the Observation Levels, the Ending Value, the Redemption Amount and other terms of the notes may be adjusted for the specified corporate events affecting any Underlying Stock, as described in the section entitled "Description of the Notes—Anti-Dilution Adjustments." However, these adjustments do not cover all corporate events that could affect the market price of an Underlying Stock, such as offerings of common shares for cash or in connection with certain acquisition transactions. The occurrence of any event that does not require the calculation agent to adjust the applicable Price Multiplier or the amount paid to you at maturity may adversely affect the Closing Market Price of any Underlying Stock, the Observation Levels, the Ending Value, whether the notes will be automatically called, and the Redemption Amount, and, as a result, the market value of the notes.

Risks Relating to Underlying Stocks That Are ADRs

The value of an ADR may not accurately track the value of the common shares of the related Underlying Company. If an Underlying Stock is an ADR, each ADR will represent shares of the relevant Underlying Company. Generally, ADRs are issued under a deposit agreement that sets forth the rights and responsibilities of the depositary, the Underlying Company and the holders of the ADRs. The trading patterns of the ADRs will generally reflect the characteristics and valuations of the underlying common shares; however, the value of the ADRs may not completely track the value of those shares. There are important differences between the rights of holders of ADRs and the rights of holders of the underlying common shares. In addition, trading volume and pricing on the applicable non-U.S. exchange may, but will not necessarily, have similar characteristics as the ADRs. For example, certain factors may increase or decrease the public float of the ADRs and, as a result, the ADRs may have less liquidity or lower market value than the underlying common shares.

Exchange rate movements may adversely affect the value of an Underlying Stock that is an ADR. If an Underlying Stock is an ADR, its market price will generally track the U.S. dollar value of the market price of the underlying common shares. Therefore, if the value of the related foreign currency in which the underlying common shares are traded decreases relative to the U.S. dollar, the market price of the Underlying Stock may decrease while the market price of the underlying common shares remains stable or increases, or does not decrease to the same extent. As a result, changes in, and the volatility of, the exchange rates between the U.S. dollar and the relevant non-U.S. currency could have a negative impact on the value of an Underlying Stock and consequently, the value of your notes and the amount payable on your notes.

Adverse trading conditions in the applicable non-U.S. market may negatively affect the value of an Underlying Stock that is an ADR. Holders of an Underlying Company's ADRs may usually surrender the ADRs in order to receive and trade the underlying common shares. This provision permits investors in the ADRs to take advantage of price differentials between markets. However, this provision may also cause the market prices of the applicable Underlying Stock to more closely correspond with the values of the common shares in the applicable non-U.S. markets. As a result, a market outside of the United States for the underlying common shares that is not liquid may also result in an illiquid market for the ADRs, which may negatively impact the value of such ADRs and, consequently, the value of the notes.

Delisting of an Underlying Stock that is an ADR may adversely affect the value of the notes. If an Underlying Stock that is an ADR is no longer listed or admitted for trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), or if the ADR facility between the Underlying Company and the ADR depositary is terminated for any reason, the applicable Underlying Stock will be deemed to be the Underlying Company's common equity securities rather than the ADRs, and the calculation agent will determine the price of that Underlying Stock by reference to those common shares, as described below under "Description of the Notes—Delisting of ADRs or Termination of ADR Facility." Replacing the original ADRs with the underlying common shares may adversely affect the value of the notes, whether the notes will be called, and the Redemption Amount.

One or our affiliates may serve as the depositary for ADRs. One of our affiliates may serve as depositary for some foreign companies that issue ADRs. If the Underlying Stock is an ADR, and one of our affiliates serves as depositary for such ADRs, the interests of our affiliate, as depositary for the ADRs, may be adverse to your interests as a holder of the notes.

Other Risk Factors Relating to an Underlying Stock

The applicable term sheet may set forth additional risk factors as to an Underlying Stock that you should review prior to purchasing the notes.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant term sheet, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" on page 20 of the accompanying prospectus.

On or prior to the date of the relevant term sheet, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the notes by taking positions in the relevant Underlying Stock(s) or instruments whose value is derived from the relevant Underlying Stock(s). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying Stock(s) or instruments whose value is derived from the relevant Underlying Stock(s).

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the market value of the notes from time to time. See "Risk Factors ——Trading and hedging activities by us, the agents, and our respective affiliates may affect your return on the notes and their market value" and "—Our trading, hedging and other business activities, and those of the agents or one or more of our respective affiliates, may create conflicts of interest with you" in this product supplement for a discussion of these adverse effects.

DESCRIPTION OF THE NOTES

General

Each issue of the notes will be part of a series of notes entitled "Global Notes, Series A" referred to in the accompanying prospectus supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar (the "**senior indenture**"). The senior indenture is described more fully in the prospectus and prospectus supplement. The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" beginning on page PS-7 of the prospectus supplement and "Description of Debt Securities" beginning on page 36 of the prospectus. These documents should be read in connection with the applicable term sheet.

The maturity date of the notes and the aggregate principal amount of each issue of the notes will be stated in the term sheet. If the scheduled maturity date is not a business day, we will make the required payment on the next business day, but no interest will accrue as a result of such delay.

We will not pay interest on the notes. The notes do not guarantee the return of principal at maturity. The notes will be payable only in U.S. dollars.

The notes are our direct, unconditional, unsecured and unsubordinated obligations and will rank on parity with the claims of all our other unsecured creditors other than those claims which are expressly preferred by law of the jurisdiction of our incorporation or, in the case of notes issued by Deutsche Bank AG through a branch, the law of the jurisdiction where the branch is established.

Unless otherwise specified in the applicable term sheet or in connection with any further issuances of notes with the same terms as notes originally issued prior to January 1, 2015, holders of notes issued on or after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measures by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. Please see the section "Risk Factors" beginning on page 12 and the section "Resolution Measures" beginning on page 49 in the accompanying prospectus for more information.

The notes are not deposits or savings accounts and are not insured or guaranteed by the FDIC or any other U.S. or foreign governmental agency or instrumentality.

Unless automatically called prior to the maturity date or under the limited circumstances set forth below, the notes will mature on the date set forth in the applicable term sheet. Prior to the maturity date, the notes are not redeemable at our option or repayable at the option of any holder. The notes are not subject to any sinking fund. The notes are not subject to the defeasance provisions described in the section "Description of Debt Securities— Discharge and Defeasance" beginning on page 42 of the accompanying prospectus.

We will issue the notes in denominations of whole units. Unless otherwise set forth in the applicable term sheet, each unit will have a principal amount of $10. The CUSIP number for each issue of the notes will be set forth in the applicable term sheet. You may transfer the notes only in whole units.

Automatic Call

The notes will be called, in whole but not in part, if the Observation Level (as defined below) of the Market Measure on any Observation Date is greater than or equal to the Call Level set forth in the applicable term sheet.

Unless otherwise specified in the applicable term sheet, if the notes are automatically called on an Observation Date, we will redeem the notes and, for each unit of notes, pay the applicable Call Amount on the applicable Call Settlement Date. The "**Call Amount**" will be equal to the principal amount plus the applicable Call Premium. The "**Call Premium**" will be a percentage of the principal amount. The Observation Dates and the related Call Amounts and Call Premiums will be specified in the applicable term sheet.

Each "**Call Settlement Date**" will be set forth in the applicable term sheet (other than for the final Observation Date) and will occur on approximately the fifth business day after the applicable Observation Date, subject to postponement as described below. If the notes are called on the final Observation Date, the applicable Call Settlement Date will be the maturity date.

Unless otherwise indicated in the applicable term sheet, if a scheduled Observation Date (other than the final Observation Date) is not a trading day (as defined below) or if there is a Market Disruption Event on that day, the applicable Observation Date will be the immediately succeeding trading day during which no Market Disruption Event occurs or is continuing; provided that the Observation Level will not be determined on a date later than the fifth scheduled trading day after the scheduled Observation Date, and if that fifth day is not a trading day, or if there is a Market Disruption Event on that date, the calculation agent will determine (or, if not determinable, estimate) the Observation Level in a commercially reasonable manner on that fifth scheduled trading day.

If the scheduled final Observation Date is not a trading day or if there is a Market Disruption Event on that day, the final Observation Date will be the immediately succeeding trading day during which no Market Disruption Event occurs or is continuing; provided that the Ending Value will be determined (or, if not determinable, estimated) by the calculation agent in a commercially reasonable manner on a date no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that second scheduled trading day.

If, due to a Market Disruption Event or otherwise, a scheduled Observation Date (other than the final Observation Date) is postponed, the relevant Call Settlement Date will be postponed to approximately the fifth business day following the Observation Date as postponed, unless otherwise specified in the applicable term sheet.

Unless otherwise set forth in the term sheet, a "**business day**" means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

A "**trading day**" means a day on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange (the "**NYSE**"), the NASDAQ Stock Market, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Payment at Maturity

If the notes are not automatically called prior to the maturity date, then at maturity, subject to our credit risk as issuer of the notes, you will receive a Redemption Amount, denominated in U.S. dollars. The "**Redemption Amount**" will be calculated as follows:

- If the Ending Value is greater than or equal to the Threshold Value, then the Redemption Amount will equal the principal amount.

- If the Ending Value is less than the Threshold Value, then the Redemption Amount will equal:

$$\text{Principal Amount} - \left[\text{Principal Amount} \times \left(\frac{\text{Threshold Value - Ending Value}}{\text{Starting Value}} \right) \right]$$

The Redemption Amount will not be less than zero.

The "**Threshold Value**" will be a value of the Market Measure that equals a specified percentage of the Starting Value, which will be less than or equal to 100%. The Threshold Value will be determined on the pricing date and set forth in the term sheet. If the Threshold Value is equal to 100% of the Starting Value, then the Redemption Amount for the notes will be less than the principal amount if there is any decrease in the value of the Market Measure from the Starting Value to the Ending Value, and you may lose all of your investment in the notes.

Each term sheet will provide examples of payments on the notes based on a range of hypothetical Ending Values.

The term sheet will set forth information as to the specific Market Measure, including information as to the historical values of the Underlying Stock or Underlying Stocks. However, historical values of an Underlying Stock are not indicative of its future performance or the performance of your notes.

An investment in the notes does not entitle you to any ownership interest, including any voting rights, in any Underlying Stock, nor dividends paid or other distributions made by an Underlying Company.

The Starting Value, the Observation Level and the Ending Value

Starting Value

Unless otherwise specified in the term sheet, the "**Starting Value**" will be the price of the relevant Underlying Stock on the pricing date, determined as set forth in the term sheet.

 If the Market Measure consists of a Basket, the Starting Value will be equal to 100. See "—Basket Market Measures."

Observation Level

The "**Observation Level"** will equal the Closing Market Price of the relevant Underlying Stock on the applicable Observation Date multiplied by its Price Multiplier on that day.

If the Market Measure consists of a Basket, each Observation Level of the Basket will be determined as described in "—Basket Market Measures."

Ending Value

The "**Ending Value**" will equal the Observation Level on the final Observation Date.

The "**Closing Market Price**" for one share of an Underlying Stock (or one unit of any other security for which a Closing Market Price must be determined) on any trading day means any of the following:

- if the Underlying Stock (or such other security) is listed or admitted for trading on a national securities exchange, the last reported sale price, regular way, of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act on which the Underlying Stock (or such other security) is listed or admitted for trading;

- if the Underlying Stock (or such other security) is not listed or admitted for trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day;

- if the Underlying Stock (or such other security) is issued by a foreign issuer and its closing price cannot be determined as set forth in the *two bullet points above*, and the Underlying Stock (or such other security) is listed or admitted for trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on that day on the primary non-U.S. securities exchange or market on which the Underlying Stock (or such other security) is listed or admitted for trading (converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable); or

- if the Closing Market Price cannot be determined as set forth *in the prior bullets*, the mean, as determined by the calculation agent, of the bid prices for the Underlying Stock (or such other security) obtained from as many dealers in that security (which may include us, MLPF&S and/or any of our respective affiliates), but not exceeding three, as will make the bid prices available to the calculation agent. If no such bid price can be obtained, the Closing Market Price will be determined (or, if not determinable, estimated) by the calculation agent in its sole discretion in a commercially reasonable manner.

The initial **"Price Multiplier"** for each Underlying Stock will be one, unless otherwise set forth in the applicable term sheet. The Price Multiplier for each Underlying Stock will be subject to adjustment for certain corporate events relating to that Underlying Stock described below under "—Anti-Dilution Adjustments."

Market Disruption Events

As to any Underlying Stock, a "**Market Disruption Event**" means any of the following events, as determined by the calculation agent in its sole discretion:

(A)   the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, of the shares of the Underlying Stock (or the successor to the Underlying Stock) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session);

(B)   the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of the Underlying Stock (or successor to the Underlying Stock) as determined by the calculation agent (without taking into account any extended or after-hours trading session), in options contracts or futures contracts related to the shares of the Underlying Stock; or

(C)   the determination that a scheduled Observation Date is not a trading day by reason of an extraordinary event, occurrence, declaration, or otherwise.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)   a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)   a decision to permanently discontinue trading in the shares of the Underlying Stock (or successor Underlying Stock) or the relevant futures or options contracts relating to such shares will not constitute a Market Disruption Event;

(3)   a suspension in trading in a futures or options contract on the shares of the Underlying Stock (or successor Underlying Stock), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts relating to the Underlying Stock;

(4)   subject to paragraph (3) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)   for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material."

Anti-Dilution Adjustments

As to any Underlying Stock, the calculation agent, in its sole discretion, may adjust the Price Multiplier (and as a result, the Observation Levels and the Ending Value), and any other terms of the notes (such as the Starting Value), if an event described below occurs after the pricing date and on or before the final Observation Date and if the calculation agent determines that such an event has a diluting or concentrative effect on the theoretical value of the shares of the applicable Underlying Stock or successor Underlying Stock.

The Price Multiplier resulting from any of the adjustments specified below will be rounded to the eighth decimal place with five one-billionths being rounded upward. No adjustments to the Price Multiplier will be required unless the adjustment would require a change of at least 0.1% in the Price Multiplier then in effect. Any adjustment that would require a change of less than 0.1% in the Price Multiplier which is not applied at the time of the event may be reflected at the time of any subsequent adjustment that would require a change of the Price Multiplier. The required adjustments specified below do not cover all events that could affect an Underlying Stock.

No adjustments to the Price Multiplier for any Underlying Stock or any other terms of the notes will be required other than those specified below. However, the calculation agent may, at its sole discretion, make additional adjustments or adjustments that differ from those described herein to the Price Multiplier or any other terms of the notes to reflect changes to an Underlying Stock if the calculation agent determines in good faith and a commercially reasonable manner that the adjustment is appropriate to ensure an equitable result.

The calculation agent will be solely responsible for the determination of any adjustments to the Price Multiplier for any Underlying Stock or any other terms of the notes and of any related determinations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described below; its determinations and calculations will be conclusive absent a determination of a manifest error.

No adjustments are required to be made for certain other events, such as offerings of common equity securities by any Underlying Company for cash or in connection with the occurrence of a partial tender or exchange offer for the Underlying Stock by the applicable Underlying Company.

Following certain corporate events relating to the Underlying Stock, where the Underlying Company is not the surviving entity, any payment you receive on the notes may be based on the equity securities of a successor to the Underlying Company or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event.

Following an event that results in an adjustment to the Price Multiplier for any Underlying Stock or any of the other terms of the notes, the calculation agent may (but is not required to) provide holders of the notes with information about that adjustment as it deems appropriate, depending on the nature of the adjustment. Upon written request by any holder of the notes, the calculation agent will provide that holder with information about such adjustment.

Anti-Dilution Adjustments to Underlying Stocks that Are Common Equity

The calculation agent, in its sole discretion and as it deems reasonable, may adjust the Price Multiplier for any Underlying Stock and other terms of the notes, and hence any Observation Level and the Ending Value, as a result of certain events related to an Underlying Stock, which include, but are not limited to, the following:

Stock Splits and Reverse Stock Splits. If an Underlying Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Price Multiplier for that Underlying Stock will be adjusted such that the new Price Multiplier will equal the product of:

- the prior Price Multiplier; and

- the number of shares that a holder of one share of the Underlying Stock before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

For example, a two-for-one stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of two. In contrast, a one-for-two reverse stock split would ordinarily change a Price Multiplier of one into a Price Multiplier of one-half.

Stock Dividends. If an Underlying Stock is subject to (i) a stock dividend (i.e., an issuance of additional shares of Underlying Stock) that is given ratably to all holders of the Underlying Stock or (ii) a distribution of additional shares of the Underlying Stock as a result of the triggering of any provision of the organizational documents of the Underlying Company, then, once the dividend has become effective and the Underlying Stock is trading ex-dividend, the Price Multiplier for that Underlying Stock will be adjusted on the ex-dividend date such that the new Price Multiplier will equal the prior Price Multiplier *plus* the product of:

- the prior Price Multiplier; and

- the number of additional shares issued in the stock dividend with respect to one share of the Underlying Stock;

provided that no adjustment will be made for a stock dividend for which the number of shares of the Underlying Stock paid or distributed is based on a fixed cash equivalent value, unless such distribution is an Extraordinary Dividend (as defined below).

For example, a stock dividend of one new share for each share held would ordinarily change a Price Multiplier of one into a Price Multiplier of two.

Extraordinary Dividends. There will be no adjustments to the Price Multiplier of an Underlying Stock to reflect any cash dividends or cash distributions paid with respect to that Underlying Stock other than Extraordinary Dividends, as described below, and distributions described under the section entitled "—Reorganization Events" below.

An "**Extraordinary Dividend**" means, with respect to a cash dividend or other distribution with respect to an Underlying Stock, a dividend or other distribution that the calculation agent determines, in its sole discretion, is not declared or otherwise made according to the relevant Underlying Company's then existing policy or practice of paying such dividends on a quarterly or other regular basis. If an Extraordinary Dividend occurs, the Price Multiplier for that Underlying Stock will be adjusted on the ex-dividend date so that the new Price Multiplier will equal the product of:

- the prior Price Multiplier; and

- a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day preceding the ex-dividend date and the denominator of which is the amount by which the Closing Market Price per share of the Underlying Stock on that preceding trading day exceeds the Extraordinary Dividend Amount.

The "**Extraordinary Dividend Amount**" with respect to an Extraordinary Dividend will equal:

- in the case of cash dividends or other distributions that are paid as regular dividends, the amount per share of the applicable Underlying Stock of that Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for that share; or

- in the case of cash dividends or other distributions that are not paid as regular dividends, the amount per share of the applicable Underlying Stock of that Extraordinary Dividend.

To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination will be conclusive. A distribution on the applicable Underlying Stock described in the section

"—Issuance of Transferable Rights or Warrants" or clause (a), (d) or (e) of the section entitled "—Reorganization Events" below that also constitutes an Extraordinary Dividend will only cause an adjustment under those respective sections.

Issuance of Transferable Rights or Warrants. If an Underlying Company issues transferable rights or warrants to all holders of record of its Underlying Stock to subscribe for or purchase the Underlying Stock, including new or existing rights to purchase the Underlying Stock under a shareholder rights plan or arrangement, then the Price Multiplier for that Underlying Stock will be adjusted on the trading day immediately following the issuance of those transferable rights or warrants so that the new Price Multiplier will equal the prior Price Multiplier plus the product of:

- the prior Price Multiplier; and

- the number of shares of the Underlying Stock that can be purchased with the cash value of those warrants or rights distributed on one share of the Underlying Stock.

The number of shares that can be purchased will be based on the Closing Market Price of the applicable Underlying Stock on the date the new Price Multiplier for that Underlying Stock is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a registered national securities exchange, will equal the closing price of that warrant or right. If the warrants or rights are not traded on a registered national securities exchange, the cash value will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York time on the date the new Price Multiplier is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

Reorganization Events

If after the pricing date and on or prior to the final Observation Date of the notes, as to any Underlying Stock:

(a) there occurs any reclassification or change of the Underlying Stock, including, without limitation, as a result of the issuance of tracking stock by the Underlying Company;

(b) the Underlying Company, or any surviving entity or subsequent surviving entity of the Underlying Company (a "**Successor Entity**"), has been subject to a merger, combination, or consolidation and is not the surviving entity;

(c) any statutory exchange of securities of the Underlying Company or any Successor Entity with another corporation occurs, other than under clause (b) above;

(d) the Underlying Company is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency, or other similar law;

(e) the Underlying Company issues to all of its shareholders securities of an issuer other than the Underlying Company, including equity securities of an affiliate of the Underlying Company, other than in a transaction described in clauses (b), (c), or (d) above;

(f) a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Underlying Company;

(g) there occurs any reclassification or change of the Underlying Stock that results in a transfer or an irrevocable commitment to transfer all such outstanding shares of the Underlying Stock to another entity or person;

(h)   the Underlying Company or any Successor Entity is the surviving entity of a merger, combination, or consolidation, that results in the outstanding Underlying Stock (other than Underlying Stock owned or controlled by the other party to such transaction) immediately prior to such event collectively representing less than 50% of the outstanding Underlying Stock immediately following such event; or

(i)   the Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act (an event in clauses (a) through (i), a "**Reorganization Event**"),

then, on or after the date of the occurrence of a Reorganization Event, the calculation agent shall, in its sole discretion, make an adjustment to the Price Multiplier for such Underlying Stock or any other terms of the notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the notes of that Reorganization Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate, or liquidity relevant to the Underlying Stock or to the notes), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Reorganization Event by an options exchange to options on the relevant Underlying Stock traded on that options exchange and determine the effective date of that adjustment. If the calculation agent determines that no adjustment that it could make will produce a commercially reasonable result, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the amount payable on the notes will be calculated as though the date of early repayment were the stated maturity date of the notes and as though the final Observation Date were the fifth trading day prior to the date of acceleration.

If any Underlying Company ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act, as contemplated by clause (i) above, and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, then the calculation agent may cause the maturity date of the notes to be accelerated to the fifth business day following the date of that determination and the amount payable on the notes will be calculated as though the date of early repayment were the stated maturity date of the notes, and as though the final Observation Date were the fifth trading day prior to the date of acceleration. If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

Alternative Anti-Dilution and Reorganization Adjustments

The calculation agent may elect at its discretion to not make any of the adjustments to the Price Multiplier for any Underlying Stock or to the other terms of the notes described in this section, but may instead make adjustments, in its discretion, to the Price Multiplier for any Underlying Stock or any other terms of the notes (such as the Starting Value) that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on an Underlying Stock or any successor common stock. For example, if an Underlying Stock is subject to a two-for-one stock split, and the Options Clearing Corporation adjusts the strike prices of the options contract on that Underlying Stock by dividing the strike price by two, then the calculation agent may also elect to divide the Starting Value by two. In this case, the Price Multiplier for that Underlying Stock will remain one. This adjustment would have the same economic effect on holders of the notes as if the Price Multiplier had been adjusted.

Anti-Dilution Adjustments to Underlying Stocks that Are ADRs

For purposes of the anti-dilution adjustments set forth above, if an Underlying Stock is an ADR (an "**Underlying ADR**"), the calculation agent will consider the effect of any of the relevant events on the Underlying ADR, and adjustments will be made as if the Underlying ADR was the Underlying Stock described above. For example, if the stock represented by the Underlying ADR is subject to a two-for-one stock split, and assuming an initial Price Multiplier of 1, the Price Multiplier for the Underlying ADR would be adjusted so that it equals two. Unless otherwise specified in the applicable term sheet, with respect to notes linked to an Underlying ADR (or an Underlying Stock issued by a non-U.S. Underlying Company), the term "dividend" means the dividends paid to holders of the Underlying ADR (or the Underlying Stock issued by the non-U.S. Underlying Company), and such dividends may reflect the netting of any applicable foreign withholding or similar taxes that may be due on dividends paid to a U.S. person.

The calculation agent may determine not to make an adjustment if:

(A) holders of the Underlying ADR are not eligible to participate in any of the events that would otherwise require anti-dilution adjustments as set forth above if the notes had been linked directly to the common shares of the Underlying Company represented by the Underlying ADR; or

(B) to the extent that the calculation agent determines that the Underlying Company or the depositary for the ADRs has adjusted the number of common shares of the Underlying Company represented by each share of the Underlying ADR, so that the market price of the Underlying ADR would not be affected by the corporate event.

If the Underlying Company or the depositary for the ADRs, in the absence of any of the events described above, elects to adjust the number of common shares of the Underlying Company represented by each share of the Underlying ADR, then the calculation agent may make the appropriate anti-dilution adjustments to reflect such change. The depositary for the ADRs may also make adjustments in respect of the ADRs for share distributions, rights distributions, cash distributions and distributions other than shares, rights, and cash. Upon any such adjustment by the depositary, the calculation agent may adjust the Price Multiplier for that Underlying ADR or other terms of the notes as the calculation agent determines commercially reasonable to account for that event.

Delisting of ADRs or Termination of ADR Facility

If any Underlying ADR is no longer listed or admitted for trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by FINRA, or if the ADR facility between the Underlying Company and the ADR depositary is terminated for any reason, then, on and after the date that the Underlying ADR is no longer so listed or admitted for trading or the date of such termination, as applicable (the "**termination date**"), the applicable Underlying Stock will be deemed to be the Underlying Company's common equity securities rather than the Underlying ADR. The calculation agent will determine the price of the Underlying Stock by reference to those common shares. Under such circumstances, the calculation agent may modify any terms of the notes as it deems necessary, in its sole discretion, to ensure an equitable result. On and after the termination date, for all purposes, the Closing Market Price of the Underlying Company's common shares on their primary exchange will be converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable.

Underlying Stock

Any information regarding each Underlying Stock or each Underlying Company will be derived from publicly available documents. Any Underlying Stock will be registered under the Exchange Act. Information provided to or filed with the SEC by any Underlying Company can be located at the SEC's facilities or through the SEC's website, www.sec.gov. Neither we nor any agent will have independently verified the accuracy or completeness of any of the information or reports of an Underlying Company.

The selection of any Underlying Stock is not a recommendation to buy or sell that Underlying Stock. Neither we nor any of our subsidiaries or affiliates makes any representation to any purchaser of the notes as to the performance of any Underlying Stock.

Basket Market Measures

If the Market Measure to which your notes are linked is a Basket, the Basket Stocks will be set forth in the term sheet. We will assign each Basket Stock a weighting (the "**Initial Component Weight**") so that each Basket Stock represents a percentage of the Starting Value of the Basket on the pricing date. We may assign the Basket Stocks equal Initial Component Weights, or we may assign the Basket Stocks unequal Initial Component Weights. The Initial Component Weight for each Basket Stock will be stated in the term sheet.

Determination of the Component Ratio for Each Basket Stock

The "**Starting Value**" of the Basket will be equal to 100. We will set a fixed factor (the "**Component Ratio**") for each Basket Stock on the pricing date, based upon the weighting of that Basket Stock. The Component Ratio for each Basket Stock will equal:

- the Initial Component Weight (expressed as a percentage) for that Basket Stock, multiplied by 100; *divided by*

- the Closing Market Price of that Basket Stock on the pricing date.

Each Component Ratio will be rounded to eight decimal places.

The Component Ratios will be calculated in this way so that the Starting Value of the Basket will equal 100 on the pricing date. The Component Ratios will not be revised subsequent to their determination on the pricing date, except that the calculation agent may in its good faith judgment adjust the Component Ratio of any Basket Stock in the event that Basket Stock is materially changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of that Basket Stock had those material changes or modifications not been made.

The following table is for illustration purposes only, and does not reflect the actual composition, Initial Component Weights, or Component Ratios, which will be set forth in the term sheet.

Example: The **hypothetical** Basket Stocks are Stock ABC, Stock XYZ, and Stock RST, with their Initial Component Weights being 50.00%, 25.00% and 25.00%, respectively, on a **hypothetical** pricing date:

Basket Stock	Initial Component Weight	Hypothetical Closing Market Price[1]	Hypothetical Component Ratio[2]	Initial Basket Value Contribution
Stock ABC	50.00%	50.00	1.00000000	50.00
Stock XYZ...	25.00%	24.00	1.04166667	25.00
Stock RST...	25.00%	10.00	2.50000000	25.00
Starting Value				100.00

---

(1) This column sets forth the **hypothetical** Closing Market Price of each Basket Stock on the **hypothetical** pricing date.

(2) The **hypothetical** Component Ratio for each Basket Stock equals its Initial Component Weight (expressed as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on the **hypothetical** pricing date, with the result rounded to eight decimal places.

Observation Level of the Basket

The "**Observation Level**" of the Basket will be the value of the Basket on the relevant Observation Date. The calculation agent will calculate the value of the Basket by summing the products of the Closing Market Price of each Basket Stock on the applicable Observation Date multiplied by its Price Multiplier on that day, and the Component Ratio for each Basket Stock. The value of the Basket will vary based on the increase or decrease in the price of each Basket Stock. Any increase in the price of a Basket Stock (assuming no change in the price of the other Basket Stock or Basket Stocks) will result in an increase in the value of the Basket. Conversely, any decrease in the price of a Basket Stock (assuming no change in the price of the other Basket Stock or Basket Stocks) will result in a decrease in the value of the Basket.

Unless otherwise specified in the term sheet, if, for any Basket Stock (an "**Affected Basket Stock**"), (i) a Market Disruption Event occurs on a scheduled Observation Date or (ii) any scheduled Observation Date is not a trading day (any such day in either (i) or (ii) being a "**non-calculation day**"), the calculation agent will determine the prices of the Basket Stocks for that non-calculation day, and as a result, the relevant Observation Level, as follows:

- The Closing Market Price of each Basket Stock that is not an Affected Basket Stock will be its Closing Market Price on that non-calculation day.

- The Closing Market Price of each Basket Stock that is an Affected Basket Stock for the applicable non-calculation day will be determined in the same manner as described in the fifth and the sixth paragraphs of subsection "—Automatic Call," provided that references to "Market Measure" will be references to "Basket Stock."

For purposes of determining whether a Market Disruption Event has occurred as to any Basket Stock, "Market Disruption Event" will have the meaning stated above in "—Market Disruption Events."

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this product supplement, including determinations regarding the Starting Value, the Call Level, the Threshold Value, the Observation Level of the Market Measure on each Observation Date, the Ending Value, the Price Multiplier(s), the Closing Market Price, whether the notes will be called, the Redemption Amount, any Market Disruption Events, a successor Underlying Stock, business days, non-calculation days and trading days. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

We or one of our affiliates may act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as the calculation agent for the notes. Alternatively, we or one of our affiliates and MLPF&S or one of its affiliates may act as joint calculation agents for the notes. When we refer to a "calculation agent" in this product supplement or in any term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. We may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds, as discussed under "Forms of Securities" beginning on page 55 of the accompanying prospectus. We will make all payments on the notes in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

Under the heading "Description of Debt Securities—Events of Default" beginning on page 40 of the accompanying prospectus is a description of events of default relating to the notes. Unless otherwise specified in the relevant term sheet, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per unit of the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per unit of the notes as described under the captions "—Automatic Call" or "—Payment at Maturity," determined as if the date of acceleration were the maturity date of the notes and as if the final Observation Date were five trading days prior to the date of acceleration. The Call Premium shall equal the Call Premium on the immediately preceding Observation Date, if any, *plus* the difference between the Call Premium for the immediately preceding Observation Date, if any, and the Call Premium for the immediately following Observation Date, pro-rated according to the period of time elapsed between the immediately preceding Observation Date and the date of acceleration.

If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Listing

Unless otherwise specified in the applicable term sheet, the notes will not be listed on a securities exchange or quotation system.

Modification

Under the heading "Description of Debt Securities — Modification of an Indenture" beginning on page 43 of the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the terms of the notes or the indenture.

Governing Law

The notes and the senior indenture will be deemed to be a contract under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of the State of New York, except as may otherwise be required by mandatory provisions of law.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and one or more of its affiliates may act as our agents for any offering of the notes. The agents will act on a principal basis, unless otherwise set forth in the applicable term sheet. Each agent will be a party to a distribution agreement described in the "Plan of Distribution (Conflicts of Interest)" beginning on page PS-48 of the accompanying prospectus supplement and on page 59 of the accompanying prospectus.

Each agent will receive an underwriting discount or commission that is a percentage of the aggregate principal amount of the notes sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase the notes.

None of the agents is acting as your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this product supplement, the term sheet, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase any notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

MLPF&S and its affiliates may use this product supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any notes after their initial sale solely for the purpose of providing investors with the description of the terms of the notes that were made available to investors in connection with the initial distribution of the notes. Secondary market investors should not, and will not be authorized to rely on these documents for information regarding Deutsche Bank AG or for any purpose other than that described in the immediately preceding sentence.

Neither we nor any agent is making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. This product supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes to anyone and are not soliciting an offer to buy these notes from anyone in any jurisdiction where the offer or sale is not permitted.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income and estate tax consequences of ownership and disposition of the notes. It applies to you only if you hold your notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "**Code**"). It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax and "Medicare contribution tax" consequences, and different consequences that may apply if you are an investor subject to special rules, such as a financial institution, a regulated investment company, a tax-exempt entity (including an "individual retirement account" or a "Roth IRA"), a dealer in securities, a trader in securities that elects to apply a mark-to-market method of tax accounting, an entity classified as a partnership for U.S. federal income tax purposes, or a person holding a note as a part of a "straddle."

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax advisor as to your particular U.S. federal tax consequences of holding and disposing of the notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this product supplement, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address the application of any state, local or non-U.S. tax laws. **You should consult your tax advisor concerning the application of U.S. federal income tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are uncertain. There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS regarding the notes. Unless otherwise indicated in the relevant term sheet, in determining our tax reporting responsibilities, if any, with respect to a note, we expect to treat it as a prepaid financial contract that is not debt. The following discussion assumes that this treatment is respected, except where otherwise indicated. The relevant term sheet, which you should consult before making a decision to invest in the notes to which it pertains, may indicate other issues or differing consequences applicable to those notes.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treatment as a Prepaid Financial Contract That Is Not Debt

Under this treatment, you should not recognize taxable income or loss with respect to a note prior to its taxable disposition (including at maturity or pursuant to an automatic call).

Upon a taxable disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize and your tax basis in the note. Your tax basis in the note should equal the amount you paid to acquire it. Your gain or loss generally should be capital gain or loss, and should be long-term capital gain or loss if you have held the note for more than one year and otherwise should be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt

Due to the lack of direct legal authority, even if a note is treated as a prepaid financial contract that is not debt, there remain substantial uncertainties regarding the tax consequences of owning and disposing of it. For instance, you might be required to include amounts in income during the term of the note and/or to treat all or a portion of your gain or loss on its taxable disposition as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held it.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge; and whether short-term instruments should be subject to any such accrual regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of your investment in a note, possibly with retroactive effect.

Consequences if a Note Is Treated as a Debt Instrument

If a note is treated as a debt instrument and has a term (from but excluding the settlement date to and including the last possible date that the note could be outstanding pursuant to its terms) that exceeds one year, your tax consequences will be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you hold the note you will be required to accrue into income "original issue discount" based on our "comparable yield" for a similar non-contingent debt instrument, determined as of the time of issuance of the note, even though we will not be required to make any payment with respect to the note prior to its maturity or automatic call. In addition, any income you recognize upon the taxable disposition of the note will be treated as ordinary in character. If you recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

If a note is treated as a debt instrument and has a term not exceeding one year, your tax consequences, although not governed by the regulations applicable to contingent payment debt instruments, could be materially and adversely affected. For instance, in such a case, any gain that you recognize at maturity should be treated as ordinary income instead of capital gain.

Tax Consequences to Non-U.S. Holders

You generally are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note and are: (i) a nonresident alien individual; (ii) an entity treated as a foreign corporation; or (iii) a foreign estate or trust.

This discussion does not describe considerations applicable to an individual beneficial owner of a note who in the taxable year of disposition of the note is (i) present in the United States for 183 days or more or (ii) a former citizen or resident of the United States, if certain conditions apply. If you are a potential investor to whom such considerations might be relevant, you should consult your tax advisor.

Subject to the discussions below under "—Possible Application of Section 871(m) of the Code," and "—'FATCA' Legislation," if a note is treated for U.S. federal income tax purposes as a prepaid financial contract that is not debt, any gain you realize with respect to the note generally should not be subject to U.S. federal withholding or income tax, unless the gain is effectively connected with your conduct of a trade or business in the United States. However, as described above under "—Tax Consequences to U.S. Holders—Uncertainties Regarding Treatment as a Prepaid Financial Contract That Is Not Debt," in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require you to accrue income, subject to U.S. federal withholding tax, in each year that you own a note, possibly on a retroactive basis. We will not pay additional amounts on account of any such withholding tax.

Subject to the discussions below under "—Possible Application of Section 871(m) of the Code," and "—'FATCA' Legislation," if a note is treated as a debt instrument, any income or gain you realize with respect to the note generally will not be subject to U.S. federal withholding or income tax if (i) you provide a properly completed Form W-8 appropriate to your circumstances and (ii) these amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, is attributable to a permanent establishment in the United States), you generally will be taxed in the same manner as a U.S. holder. If this paragraph applies to you, you should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of the note, including the possible imposition of a 30% branch profits tax if you are a corporation.

Possible Application of Section 871(m) of the Code

In the event that the payment on a note depends in part on dividends paid by a U.S. issuer of a stock that is included in a Market Measure or Market Measure component, proposed Treasury regulations under Section 871(m) of the Code could adversely affect the tax consequences of owning and disposing of the note. These proposed regulations would in certain circumstances impose a withholding tax at a rate of 30% (subject to reduction under an applicable treaty) on amounts treated as attributable to dividends from U.S. stocks underlying financial instruments such as the notes ("**dividend equivalents**"). Withholding may be required even if the instrument does not explicitly take into account dividends paid on the underlying U.S. stocks, and even if the non-U.S. holder has not yet received any payments on the instrument. Pursuant to published guidance, these regulations are not expected to apply to securities issued prior to the date that is 90 days after the date that final regulations are published. There are material uncertainties regarding the application of these proposed regulations, if finalized in their current form. You should consult your tax advisor regarding the potential application of Section 871(m) and any regulations or other guidance promulgated thereunder. We will not pay additional amounts on account of any such withholding tax.

U.S. *Federal Estate Tax*

Individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S.-situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

"FATCA" Legislation

Legislation commonly referred to as "FATCA" and regulations promulgated thereunder generally impose a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity's jurisdiction may modify these requirements. This regime generally applies to financial instruments that are (1) treated as paying U.S.-source interest or other U.S.-source "fixed or determinable annual or periodical" income or (2) not described in (1) and that are executed more than six months after the date (if any) on which instruments such as the relevant notes are first treated as giving rise to "dividend equivalents," as described above. Withholding (if applicable) would apply to payments of interest (if the notes were treated as debt instruments), dividend equivalents (even if the notes were not treated as debt instruments) and, if the relevant notes were treated as paying interest or dividend equivalents, for dispositions after December 31, 2016, gross proceeds from the taxable disposition of the relevant note.

We will not pay additional amounts with respect to any such withholding taxes. You should consult your tax advisor regarding the potential application of FATCA, including the availability of certain refunds or credits.

Information Reporting and Backup Withholding

Cash proceeds received from a disposition of a note may be subject to information reporting, and may also be subject to backup withholding at the rate specified in the Code unless you provide certain identifying information (such as a correct taxpayer identification number, if you are a U.S. holder) and otherwise satisfy the requirements of the backup withholding rules. If you are a non-U.S. holder and you provide a properly completed Form W-8 appropriate to your circumstances, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.